April 21, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:  Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust (the “Registrant”) File Nos. 333-191940 and 811-22906

Dear Ms. Dubey:

This letter is in response to a telephonic comment received on April 17, 2014 from Mr. John Ganley regarding our pre-effective amendment to the registration statement filing on Form N1-A for the Registrant filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2014. Below, we describe the change made to the registration statement in response to the Staff’s comment. The change referenced below is reflected in a pre-effective amendment filed concurrently with this letter.

Comment 1: The Staff affirms its position that the Trust’s registration statement must be signed by the Subsidiary and its Board of Directors and that compliance with this position will be a condition to the Staff’s granting of any request for acceleration of effectiveness of the funds.

Response 1: We have refiled the most recent pre-effective amendment with a signature page signed by the Trust, the Subsidiary and the Subsidiary’s sole director.

Additionally, consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of this response in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Sincerely,

Jennifer Fromm

Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Alternative Solutions Trust

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